Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and/or the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, as amended, or equivalent adviser outside the United Kingdom immediately.

If you have sold or otherwise transferred all your holding of Ordinary Shares you should immediately forward this document, including the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only some of your holding of Ordinary Shares you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

A registration statement relating to the New American Depositary Shares of the Company has been filed with the United States Securities and Exchange Commission but has not yet become effective. The New American Depositary Shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The notice of the General Meeting shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the New American Depositary Shares, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company, which contains a unanimous recommendation from the Directors that you vote in favour of the Resolutions to be proposed at the General Meeting.

GW PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales
under the Companies Acts 1985 and 2006 with registered number 04160917)

Proposed secondary offering of American Depositary Shares in the United States
and
Notice of General Meeting

Notice of a General Meeting of GW Pharmaceuticals plc, which is to be held at Chandos House, 2 Queen Anne Street, London, W1G 9LQ on 6 January 2014 at 10:00 a.m., is set out on page 7 of this document. Whether or not you intend to attend the General Meeting you are encouraged to complete and submit a form of proxy as soon as possible and, in any event, so as to be received by the Company’s registrar, Capita Asset Services, PXS, 34 Beckenham Road, Beckenham BR3 4TU, United Kingdom by 10:00 a.m. on 4 January 2014.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document contains forward-looking statements with respect to the Company and the proposals set out in this document. These statements involve known and unknown risks and uncertainties as they relate to and depend on circumstances that occur in the future. Actual results may differ materially from those expressed in the forward-looking statements.

Part 1

Expected Timetable Of Principal Events

Despatch of this document, the Notice of General Meeting and the Form of Proxy:	20 December 2013

Latest time and date for receipt of Forms of Proxy:	10:00 a.m. on 4 January 2014

General Meeting:	10:00 a.m. on 6 January 2014

Each of the dates and times in the above timetable is subject to change without further notice. All of the times referred to in this document refer to London time.

Part 2

Letter from the Chairman

GW PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales
under the Companies Acts 1985 and 2006 with registered number 04160917)

Directors:

Dr Geoffrey W Guy (Chairman of the Board)
James Noble (Non-Executive Deputy Chairman)
Justin Gover (Chief Executive Officer)

Adam George (Chief Financial Officer)
Chris Tovey (Chief Operating Officer)

Dr Stephen Wright (Research and Development Director)

Cabot Brown (Non-Executive Director)
Thomas Lynch (Non-Executive Director)

Registered Office: Porton Down Science Park Salisbury Wiltshire SP4 0JQ

20 December 2013

Dear Shareholder

Proposed secondary offering of American Depositary Shares in the United States
and
Notice of General Meeting

1. Introduction

The Company has recently announced that, following the success of its initial public offering of American Depository Shares on Nasdaq earlier this year, it intends to seek Shareholders’ approval for a number of matters in connection with a new equity raise by way of a proposed secondary offering of further American Depositary Shares in the United States (the “U.S. Offering”). A limited number of existing institutional shareholders of the Company may participate in the equity raise via the U.S. Offering or by way of a separate private placement of Ordinary Shares concurrent with the completion of the U.S. Offering at a price per share equal to the U.S. Offering price (the “Placement”). The U.S. Offering and any Placement are referred to in this letter as the “Equity Raise”.

The Company has today filed a registration statement with the SEC in connection with the U.S. Offering. The final timing, price and size of the Equity Raise have yet to be determined. The Company’s SEC registration statement provides for an offering with proposed aggregate gross proceeds of $60 million (£37 million). The Directors will assess the precise timing, price and size of the Equity Raise during the offering process.

American Depositary Shares are negotiable instruments issued by a depositary bank that represent ownership of Ordinary Shares. They are designed to facilitate the purchase, holding and sale of Ordinary Shares by U.S. investors. Each of the offered American Depositary Shares represents 12 Ordinary Shares and will rank pari passu with those American Depositary Shares offered in the Company’s initial public offering of American Depository Shares on Nasdaq earlier this year.

In connection with the Equity Raise, it is proposed that resolutions will be put to the General Meeting as follows:

•                  to authorise the Directors to issue and allot Ordinary Shares; and

•                  to waive pre-emption rights in connection with the proposed allotment and issue of Ordinary Shares pursuant to that authority,

(such resolutions (the “Resolutions”), together with the Equity Raise, the “Proposals”).

The purpose of this letter is to set out the background to and reasons for the Proposals and to explain why the Directors believe the Proposals to be in the best interests of the Company and its Shareholders as a whole and, further, to seek your approval for the Resolutions at the General Meeting, which are required to be passed to implement the Equity Raise. Your attention is drawn to section 6 below which contains a unanimous recommendation from the Directors that you vote in favour of the Proposals.

2. Background to the Proposals

As referred to in the Group’s recently published Annual Report and Accounts 2013, since the initial public offering on Nasdaq earlier this year, the Group has accelerated its research into cannabinoids in the treatment of epilepsy, with the emergence of a new epilepsy orphan development programme featuring a liquid formulation of highly purified cannabidiol (CBD) extract for which the trademark Epidiolex® has been registered. This programme has gained interest among U.S. based paediatric epilepsy specialists and patient organisations in the potential role of CBD in treating intractable childhood epilepsy, with initial focus on two orphan conditions, Dravet and Lennox-Gastaut syndromes, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. In both the United States and Europe, regulatory authorities may grant orphan drug designation to drugs intended to treat a rare disease or condition. In the United States, for example, this is generally a disease or condition that affects fewer than 200,000 individuals. An approved medicine with orphan drug designation has potential benefits including a seven-year exclusive marketing period in the United States for that product for that indication. The current status of this orphan programme is as follows:

•                  GW’s pre-clinical research into cannabinoids in the treatment of epilepsy has yielded data on two cannabinoid product candidates, CBD and cannabidivarin (CBDV), both of which have reported anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. These cannabinoids have also shown the ability to treat seizures in acute models of epilepsy with fewer side effects than existing anti-epileptic drugs;

•                  earlier in 2013, a total of seven expanded access Investigational New Drugs (INDs) have been granted by the U.S. Food and Drug Administration (FDA) to U.S. clinicians to allow treatment of approximately 125 paediatric epilepsy patients with GW’s Epidiolex®. A small number of these patients are already being treated and the majority are expected to commence treatment in the coming months after receipt of the necessary U.S. Drug Enforcement Administration (DEA) site licences. GW is aware of further interest from additional U.S. and ex-U.S. physicians to host similar INDs. GW’s ability to respond to these INDs results from the pre-clinical and clinical safety information that GW has generated on CBD over several years;

•                  it is the Company’s expectations that these INDs will generate clinical evidence in the near term that may support the potential use of Epidiolex® across a number of discrete paediatric epilepsy syndromes;

•                  GW has obtained orphan drug designation from the FDA for Epidiolex® in the treatment of Dravet syndrome. We anticipate holding a pre-IND meeting with the FDA in the near future, following which we expect to conduct GW’s first placebo-controlled trial of Epidiolex® in Dravet syndrome during 2014; and

•                  GW has submitted a further orphan designation application to the FDA for Epidiolex® in the treatment of Lennox-Gastaut syndrome.

Separately, GW’s candidate GWP42006, which features CBDV as the primary cannabinoid, has now entered its first Phase 1 human clinical trial with data from this trial expected in the first half of 2014. CBDV has also shown in pre-clinical studies the potential to treat epilepsy. GW believes that both CBD and CBDV represent important product candidates within the Company’s epilepsy franchise.

Combined, these two epilepsy product candidates represent new development programmes that may yield a variety of individual orphan indications and which may provide the Company with significant new market opportunities. GW retains all rights to commercialise any and all products that evolve from this programme.

The Directors believe the proposed Equity Raise would allow the Group to progress the development of Epidiolex® in Dravet syndrome as well as advance other epilepsy research programmes whilst retaining commercial rights in any products that may evolve from such programmes.

The Company intends to use the net proceeds of the Equity Raise as follows:

•                  to fund Phase 2 and, if the data is supportive, Phase 3 clinical trials for Epidiolex® in the treatment of Dravet syndrome and Lennox-Gastaut syndrome;

•                  to fund the supply of Epidiolex® to U.S. physicians under Expanded Access treatment INDs to treat children with intractable epilepsy;

•                  to fund Phase 2 clinical development for CBDV in the field of epilepsy;

•                  to fund the advancement of other early stage pipeline opportunities, with a particular focus on orphan diseases, from the Company’s proprietary cannabinoid platform;

•                  to fund the expansion of the Company’s Epidiolex® manufacturing capabilities; and

•                  to fund the establishment of a U.S. staff presence to manage the orphan epilepsy programme and for other general corporate purposes.

The above description of the expected uses of the net proceeds the Company receives from the Equity Raise represent its intentions based upon its current plans and business conditions. The amounts and timing of the actual expenses to be incurred by the Company may vary significantly depending on numerous factors. Accordingly, the Directors will have broad discretion over the uses of the net proceeds in the Equity Raise and investors will be relying on the judgement of the Directors regarding the application of the net proceeds. In addition, it is possible that the amount sought to be raised will not be sufficient for the purposes described above. Until they are utilised, the Company intends to invest the net proceeds from the Equity Raise in short or medium term investments.

3. The U.S. Offering

The Company is seeking to raise funds through the U.S. Offering and has filed a registration statement with the SEC in connection therewith. The registration statement anticipates the offer of New American Depositary Shares. A precise determination of the number and price of American Depositary Shares to be offered by the Company and the timing of the Equity Raise has not yet been made.

American Depositary Shares are negotiable instruments issued by a depositary bank that represent ownership of Ordinary Shares. Each of the offered American Depositary Shares represents 12 underlying Ordinary Shares deposited with the London office of Citibank as custodian for Citibank, N.A., which acts as the depositary bank for the American Depositary Shares. The offered American Depositary Shares will rank pari passu with those American Depositary Shares offered in the Company’s initial public offering of American Depository Shares on Nasdaq earlier this year.

There will be no offer to the public in the United Kingdom (including to the Company’s existing Shareholders generally) of American Depositary Shares or Ordinary Shares in connection with the Equity Raise.

A limited number of existing institutional shareholders of the Company may participate in the Equity Raise via the U.S. Offering or by way of the Placement.

The final timing, price and size of the Equity Raise have yet to be determined. The Company’s SEC registration statement provides for an offering with proposed aggregate gross proceeds of $60 million (£37 million). The Directors will assess the precise timing, price and size of the Equity Raise during the offering process.

The Equity Raise is subject to, inter alia, the passing of the Resolutions. Resolution 1 contained in the Notice will, if passed, authorise the Directors to allot up to 40,000,000 Ordinary Shares and Resolution 2 will empower the Directors to allot those Ordinary Shares without first offering them to Shareholders. The authority and power conferred by these Resolutions will expire on 6 July 2014. It is the Directors’ intention to exercise the power conferred by Resolution 2 only in connection with the Equity Raise and not otherwise. Resolutions 1 and 2 will be in addition to the existing authority to allot Ordinary Shares conferred on the Directors on 24 March 2010 and the existing power to allot 26,674,000 Ordinary Shares without first offering them to Shareholders conferred on the Directors at the Company’s Annual General Meeting on 18 January 2013 respectively. Whilst it is not expected that the number of New Ordinary Shares to be issued in connection with the Equity Raise will exceed 40,000,000 in aggregate, the Directors may rely on such existing authority and power in connection with the Equity Raise, in addition to those to be conferred pursuant to Resolutions 1 and 2. Reliance on such existing authority and power may be required due to uncertainty as to the final size and price of the Equity Raise.

As of 19 December 2013, the Company’s issued share capital comprised 177,963,687 Ordinary Shares.

Shareholders can view the registration statement filed with the SEC (the Form F-1 Registration Statement) at the SEC’s website at www.sec.gov but in no circumstances will the availability of the registration statement give rise to an offer to the public in the United Kingdom of American Depositary Shares or Ordinary Shares.

4. General Meeting

The General Meeting is to be held at 10:00 a.m. on 6 January 2014 for the purpose of seeking Shareholders’ approval to the Resolutions. Notice of the General Meeting is set out at the end of this document.

5. Action to be taken

A Form of Proxy is enclosed for use by Shareholders at the General Meeting. Whether or not Shareholders intend to be present at the General Meeting they are asked to complete, sign and return the Form of Proxy to the Company’s registrar, Capita Asset Services, PXS, 34 Beckenham Road, Beckenham BR3 4TU, as soon as possible but in any event so as to arrive no later than 10:00 a.m. on 4 January 2014.

CREST members may use the CREST electronic appointment service to submit their proxy appointments in respect of the General Meeting. Those proxy appointments should be submitted to the Company’s registrar, Capita Asset Services (ID RA10) using the procedures described in the CREST Manual. Further details are set out in note (3) to the Notice of General Meeting.

The completion and submission of a form of proxy will not preclude Shareholders from attending the General Meeting and voting in person should they wish to do so. Accordingly, whether or not Shareholders intend to attend the General Meeting in person they are urged to complete and submit a form of proxy as soon as possible.

If you intend to attend the General Meeting it would be helpful if you would inform Pam Land either by telephone on 01980 557013 or by email at pml@gwpharm.com.

Holders of American Depositary Shares who may read this letter should contact Citibank Shareholder Services at P.O. Box 43077, Providence, Rhode Island 02940-3077, USA or by telephone on 1-877-248-4237 (toll free within the United States) or 1-781-575-4555 (for international callers) or by email at citibank@shareholders-online.com in connection with the exercise of the voting rights of the Ordinary Shares represented by their American Depositary Shares.

6. Directors’ recommendation

The Directors consider that the Resolutions are in the best interests of the Company and its Shareholders as a whole and the Directors unanimously recommend the Shareholders to vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own direct or indirect shareholdings representing, in aggregate, 11.8% of the issued Ordinary Share capital of the Company.

We look forward to seeing you at the General Meeting.

Yours faithfully

Dr. Geoffrey W Guy
Chairman of the Board

PART 3

Definitions

In this document, the following words and expressions shall, except where the context requires otherwise, have the following meanings:

“American Depositary Shares” or “ADSs”	the American depositary shares to be registered and issued by Citibank, N.A. and each representing 12 Ordinary Shares (or a right to receive Ordinary Shares);

“Board” or “Directors”	the board of directors of the Company whose names are set out on page 2 of this document;

“Company” or “GW” or “Group”	GW Pharmaceuticals plc and, where the context requires, its consolidated subsidiaries;

“Equity Raise”	has the meaning given in section 1 (Introduction) of Part 2 of this document;

“Form of Proxy”	the form of proxy enclosed with this document for use in connection with the General Meeting;

“General Meeting”	the general meeting of the Company convened for 10:00 a.m. on 6 January 2014, notice of which is set out on page 7 of this document;

“Nasdaq”	the Nasdaq Global Market;

“New American Depositary Shares”	the new American Depositary Shares to be issued in connection with the Equity Raise;

“New Ordinary Shares”	the new Ordinary Shares to be issued in connection with the Equity Raise;

“Notice of General Meeting”	the notice of the General Meeting which is set out on page 7 of this document;

“Ordinary Shares”	the fully paid ordinary shares in the capital of the Company which have a nominal value of £0.001 each, and “Ordinary Share” means any one of them;

“Placement”	has the meaning given in section 1 (Introduction) of Part 2 of this document;

“Proposals”	has the meaning given in section 1 (Introduction) of Part 2 of this document;

“Resolutions”	the Resolutions set out in the Notice of General Meeting;

“Shareholders”	holders of Ordinary Shares, and “Shareholder” means any one of them;

“SEC”	the United States Securities and Exchange Commission;

“U.S.” or “United States”	the United States of America;

“U.S. Offering”	has the meaning given in section 1 (Introduction) of Part 2 of this document;

“£” or “pence”	the lawful currency of the United Kingdom; and

“$” or “U.S. dollars”	the lawful currency of the United States of America.

An exchange rate of £0.61 has been used where amounts stated in this document in U.S. dollars are also stated in £ sterling.

GW PHARMACEUTICALS PLC

(the “Company”)

(Incorporated and registered in England and Wales
under the Companies Acts 1985 and 2006 with registered number 04160917)

Notice of General Meeting

NOTICE is hereby given that a General Meeting of the Company will be held at Chandos House, 2 Queen Anne Street, London, W1G 9LQ on 6 January 2014 at 10:00 a.m. to consider and, if thought fit, pass the following resolutions, of which Resolution 1 will be proposed as an ordinary resolution and Resolution 2 will be proposed as a special resolution.

Ordinary Resolution

1. THAT, the directors of the Company be generally and unconditionally authorised for the purpose of s551 Companies Act 2006 (the “Act”) to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company (“Rights”) up to a maximum aggregate nominal amount of £40,000 to such persons at such times and upon such conditions as the directors may determine, that authority to expire on 6 July 2014 save that the Company may before that expiry make an offer or agreement which would or might require shares to be allotted or Rights to be granted after that expiry and the directors may allot shares or grant Rights in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired.

The application of the authority in this resolution is to be interpreted in accordance with s549(2) and (3) and s559 of the Act.

This authority is in addition to the authority conferred on the directors pursuant to s551 of the Act on 24 March 2010 but is in substitution of any part of the authority conferred on the directors pursuant to s551 of the Act on 12 April 2013 not already exercised at the date of the passing of this resolution.

Special Resolution

2. THAT, conditional on the passing of Resolution 1, the directors of the Company be empowered pursuant to s570(1) of the Act to allot equity securities pursuant to the authority conferred by Resolution 1 above as if s561(1) of the Act did not apply to that allotment provided that this power shall expire on 6 July 2014 save that the Company may before that expiry make an offer or agreement which would or might require equity securities to be allotted after that expiry and the directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired.

For the purposes of this resolution, the expression “equity securities” and references to “allotment of equity securities” respectively have the meanings given to them in s560 of the Act.

This power is in addition to the power conferred on the directors pursuant to s570(1) of the Act on 18 January 2013 but is in substitution of any part of the power conferred on the directors pursuant to s570(1) of the Act on 12 April 2013 not already exercised at the date of the passing of this resolution.

BY ORDER OF THE BOARD

Adam George	Registered Office
Company Secretary	Porton Down Science Park
20 December 2013	Salisbury
Wiltshire, SP4 0JQ

Notes

(1)    Any member entitled to attend, speak and vote at the meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Capita Asset Services, at the address below.

(2)    To appoint a proxy using the Form of Proxy, a Form of Proxy and the power of attorney or other authority (if any) under which it is signed or certified copy of such power or authority must be lodged at the offices of the Company’s registrar, Capita Asset Services, PXS, 34 Beckenham Road, Beckenham, Kent, BR3 4TU by hand, or sent by post, so as to be received not less than 48 hours before the time fixed for the holding of the General Meeting or any adjournment thereof (as the case may be).

(3)    CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournments of it by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed voting service providers, should refer to their sponsors or voting service providers, who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK’s specifications and must contain the information required for those instructions as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to the previously appointed proxy, must, to be valid, be transmitted so as to be received by the Company’s registrar, Capita Asset Services (ID RA10) by the latest time for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed voting service providers, to procure that its CREST sponsors or voting service providers take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(4)    The completion and submission of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated.

(5)    In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(6)    Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member, provided that they do not do so in relation to the same shares.

(7)    The Company has specified that only those members entered on the register of members at 6.00 p.m. on 3 January 2014 (the “Specified Time”) shall be entitled to attend, speak and vote at the meeting in respect of the number of Ordinary Shares in the capital of the Company held in their name at that time. Changes to the register after the Specified Time shall be disregarded in determining the rights of any person to attend and vote at the meeting. Should the meeting be adjourned for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned meeting, members must be entered on the register of members at the time which is 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in the notice.

(8)    As at 19 December 2013 (being the last working day prior to the publication of this notice), the Company’s issued share capital consisted of 177,963,687 Ordinary Shares of £0.001 each, carrying one vote each. So, the total voting rights in the Company as at that date are 177,963,687.